Avadel Pharmaceuticals plc

10 Earlsfort Terrace

Dublin 2, Ireland

D02 T380

February 13, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Avadel Pharmaceuticals plc: Registration Statement on Form S-3 filed February 5, 2020 (File No. 333-236258)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Avadel Pharmaceuticals plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 14, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,
Avadel Pharmaceuticals plc

/s/ Gregory J. Divis

Gregory J. Divis
Chief Executive Officer and Principal Executive Officer

cc:	Thomas McHugh, Avadel Pharmaceuticals plc
Phillandas Thompson, Avadel Pharmaceuticals plc
Robert E. Puopolo, Esq., Goodwin Procter LLP